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                           March 26, 2021

       Mario Rizzo
       Executive Vice President and Chief Financial Officer
       The Allstate Corporation
       2775 Sanders Road
       Northbrook, Illinois 60062

                                                        Re: The Allstate
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            Form 8-K Dated
February 3, 2021
                                                            Filed February 3,
2021
                                                            File No. 001-11840

       Dear Mr. Rizzo:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to Consolidated Financial Statements
       Note 4: Reportable Segments, page 142

   1. In the table on page 145 you present more than one profit measure for each of your segments; underwriting
income for your Property-Liability segments and adjusted net income for all your
other segments as the first measure and net income applicable to common shareholders for
each segment as the second measure. ASC 280-10-50-22
                                                        requires disclosure of
a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when
more than one segment profit measure is utilized the one with the measurement principles
most consistent with GAAP becomes the segment measure of
                                                        profit or loss. As a
result, please address the following:
                                                            Tell us which of
the two sets of measures is your single measure of segment profit or
 Mario Rizzo
The Allstate Corporation
March 26, 2021
Page 2
              loss and explain why, referencing the authoritative literature you rely upon to support your position.
                Provide us proposed draft footnote disclosure to be included in future periodic reports that presents only that single measure of segment profit or loss and reconciles this measure to your consolidated income measure as required by ASC 280-10-50-30b.
                Tell us whether you intend to continue to disclose the second measure in your
              Management's Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
Form 8-K Filed February 3, 2021

Exhibit 99.1; Registrant's press release dated February 3, 2021

2. Please represent to us that in future earnings releases furnished on Forms 8-K you will revise your non-GAAP reconciliations on page 10 of this release to show each reconciling item before taxes and separately present and explain the aggregate income tax impact of the reconciling items. See Question 102.11 of the Compliance and Disclosure
         Interpretations for Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202)551-3638 or Sharon Blume at
(202)551-
3474 with any questions.



FirstName LastNameMario Rizzo                                  Sincerely,
Comapany NameThe Allstate Corporation
                                                               Division of
Corporation Finance
March 26, 2021 Page 2                                          Office of
Finance
FirstName LastName